
June 23, 2021

Tan Tran
Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

      Re: Vemanti Group, Inc.
          Amendment No. 3 to Registration Statement on Form 10-12G
          Filed June 7, 2021
          File No. 000-56266

Dear Mr. Tran:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2021 letter.

Amendment No. 3 to Registration Statement on Form 10-12G

Business
Our Growth Strategies, page 6

1.   We note your response to prior comment 1. Please revise your disclosure to clarify how the company intends to operate within the cryptocurrency and/or blockchain sector. As non-exclusive examples, discuss whether the company intends to utilize existing blockchain technology, hold or facilitate the transfer of cryptocurrencies or participate in initial coin offerings. Furthermore, we note you purchased cryptocurrencies in the quarter ended March 31, 2021. Identify the cryptocurrencies and your storage and custodial practices.

Risk Factors, page 7

2.   Please provide risk factor disclosure regarding the potential, as a result of your future growth strategy to invest in early-stage companies, for the company to be considered an investment company as defined in Section 3(a)(1) of the Investment Company Act of 1940. To provide context, disclose the current value of the company's investment securities (i.e., the value of your investment in Fvndit) as a percentage of your total assets.

Directors and Executive Officers, page 10

3.   You disclose on page F-26 that Tan Tran resigned as an Officer and Director of Fvndit on March 16, 2021. Please include Mr. Tran's tenure with Fvndit in the description of his business experience.

Security Ownership of Certain Beneficial Owners and Management, page 28

4.   We note your response to prior comment 5. Please revise the table to add a column that reflects the percentage of total voting power held by each person or entity by combining the number of votes they are entitled to from their holdings of all classes of voting stock.

Certain Relationships and Related Transactions, and Director Independence, page 32

5.   Please disclose Tan Tran's affiliation with Fvndit, including serving as an Officer and Director of Fvndit until March 16, 2021. In addition, disclose whether Tan Tran is affiliated with Thomas Duc Tran, who was appointed as Chairman, CEO, President, Secretary, and Treasurer of Fvndit on the same day Tan Tran resigned.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cassi Olson